CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, New York 10010	GOLDMAN, SACHS & CO. 85 Broad Street New York, New York 10004	MORGAN STANLEY & CO. INCORPORATED 1585 Broadway New York, New York 1003

August 13, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Cosan Limited

Registration Statement of Form F-1

File No. 333-144010

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 p.m. (New York City time) on August 15, 2007 or as soon thereafter as practicable.

The following information with respect to the distribution of the preliminary prospectus dated July 30, 2007 (the “Preliminary Prospectus”) is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The number of Preliminary Prospectuses distributed between July 30, 2007 and August 13, 2007 is as follows:

No. of Preliminary Prospectuses
To Prospective Underwriters	12,480
To Institutions and Individuals	1,109
To Others	169

Total	13,758

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/S/ SEBASTIEN CHATEL
Name:	Sebastien Chatel
Title:	Managing Director

GOLDMAN, SACHS & CO.

/S/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ DOMENICA EISENSTEIN NORONHA
Name:	Domenica Eisenstein Noronha
Title:	Vice President